
02003702
Estimated average b
hours per response .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1999 Broadway
(No. and Street)

Denver	**CO**	**80202-3922**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dale J. Seier **(303) 292-1177**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale J. Seier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Portfolio Brokerage Services, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Senior Vice President - Treasurer

Title

Notary Public


OFFICIAL SEAL
LINDA M DARLING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/02

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

The Shareholder
Portfolio Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 14, 2002

Statement of Financial Condition

Portfolio Brokerage Services, Inc.

December 31, 2001
with Report of Independent Auditors


FEB 2 7
340

Portfolio Brokerage Services, Inc.

Statement of Financial Condition

Year ended December 31, 2001

Contents

Report of Independent Auditors

The Shareholder
Portfolio Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Portfolio Brokerage Services, Inc. (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portfolio Brokerage Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 14, 2002

Portfolio Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 897,382
Deposit with clearing organization	20,544
Receivables from affiliate	971,997
Other receivables	4,510
Other assets	21,632
	$1,916,065
Liabilities and shareholder's equity	
Payable to clearing organization	14,000
Accounts payable and accrued expenses	66,140
Deferred tax liability	3,100
Total liabilities	83,240
Shareholder's equity:	
Common stock, par value $.01; 100,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	1,205,190
Retained earnings	627,625
Total shareholder's equity	1,832,825
Total liabilities and shareholder's equity	$1,916,065

See accompanying notes.

Portfolio Brokerage Services, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Business

Portfolio Brokerage Services, Inc. (PBS or the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of PMC International, Inc. (PMCI). As a broker-dealer, PBS executes security transactions for Portfolio Management Consultants, Inc.'s (PMC) privately managed account programs, on behalf of PMC's customers through the customer's custodian bank. PMC is a registered investment advisor under the Investment Advisors Act of 1940 and a wholly owned subsidiary of PMCI.

As of September 1, 2001, PMCI became a wholly owned subsidiary of The Envestnet Group, Inc. (Envestnet) through Envestnet's purchase of the common stock of PMCI from its prior owner.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at time of purchase.

Income Taxes

Results of operations of the Company from September 1, 2001, through December 31, 2001, are included in the consolidated federal income tax return of Envestnet. Income taxes are calculated as if the Company filed a separate income tax return.

Fair Value of Financial Instruments

The Company's financial instruments including cash, cash equivalents, receivables, and deposit with clearing organization, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair values.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Agreement with Clearing Broker

The Company, pursuant to customary agreements, conducts business with one clearing broker for its operating activities.

4. Income Taxes

Net deferred tax liability as of December 31, 2001, consisted of $3,100 of state deferred income tax.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of PMC's customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

6. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits the Company from engaging in any securities transactions at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $100,000. At December 31, 2001, the Company had net capital of $834,686 which was $734,686 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.10 to 1.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.